UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-31236

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant’s name into English)

367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

TSAKOS ENERGY NAVIGATION LIMITED

FORM 6-K

Officer Appointment

On June 16, 2023, George Saroglou, Chief Operating Officer of Tsakos Energy Navigation Limited (the “Company”), was also appointed President of the Company. Mr. Saroglou will continue to serve as Chief Operating Officer of the Company. Nikolas P. Tsakos, who had been serving as President of the Company, will continue to serve as Chief Executive Officer of the Company.

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This report on Form 6-K is hereby incorporated by reference into the following Registration Statements of the Company:

•	Registration Statement (Form F-3 No. 333-240253) filed with the SEC on July 31, 2020;

•	Registration Statement on Form F-3 (No. 333-234279) filed with the SEC on October 21, 2019;

•	Registration Statement on Form F-3 (No. 333-206852) filed with the SEC on September 9, 2015; and

•	Registration Statement on Form S-8 (No. 333-183007) initially filed with the SEC on August 2, 2012, as amended.

EXHIBIT INDEX

99.1	Tsakos Energy Navigation Limited financial results for the three months ended March 31, 2023 and 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2023

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ George Saroglou
George Saroglou
President and Chief Operating Officer